Exhibit 99.1

Fiverr Announces Fourth Quarter and Full Year 2022 Results

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Cost reduction and efficient execution drove improvement in operating leverage: We continue to navigate the challenging macro environment with strong execution and cost discipline, delivering Adjusted EBITDA ahead of the top end of our guidance and the highest quarterly Adjusted EBITDA in our history.

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Total number of categories on Fiverr reached 600 with AI services being the newest addition: Category expansion continues to be a key growth strategy, expanding our addressable market and driving traffic and conversion. AI-related services saw tremendous growth in the past few weeks as SMBs seek expert help to utilize the latest technology.

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Continued expansion of Promoted Gigs and Seller Plus: Promoted Gigs expands from listing pages to buyers’ inbox dashboard, providing buyers with seller recommendations that are directly relevant to their ongoing projects. Seller Plus, with the launch of a second tier pricing, reached over 10,000 active subscribers.

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Committed to further improve Adjusted EBITDA in 2023: For 2023, we will build on the progress of 2022, to deliver further headway towards our long-term Adjusted EBITDA margin target of 25%. While the macro continues to be highly uncertain, with discipline and control, we are committed to accelerate the pace of our Adjusted EBITDA margin expansion this year.

NEW YORK, February 22, 2022 - Fiverr International Ltd. (NYSE: FVRR), the company that is revolutionizing how the world works together, today reported financial results for the fourth quarter and full year 2022. Complete operating results and management commentary can be found in the Company’s shareholder letter, which is posted to its investor relations website at investors.fiverr.com.

“We are proud to deliver a strong finish to a challenging year. With a shift in the macro environment and SMB spending sentiment, we quickly adjusted our business focus to drive efficiency, which is reflected in us delivering the most profitable quarter in the company’s history in terms of Adjusted EBITDA1,“ said Micha Kaufman, founder and CEO of Fiverr. “That said, our strategy and ambition to change the future of work remains unwavering. We have a strong roadmap for 2023 and we will execute with intensified focus and efficiency to become more profitable.”

Ofer Katz, Fiverr’s President and CFO, added, “For 2023, we will build on the progress we made in the second half of last year and continue to make headway towards our long-term Adjusted EBITDA1 margin target of 25%. In an environment where macro outlook remains highly uncertain, we continue to strive for operational excellence and plan on delivering our Adjusted EBITDA1 margin target by dynamically managing our cost structure.”

Fourth Quarter 2022 Financial Highlights

●	Revenue in the fourth quarter of 2022 was $83.1 million, an increase of 4.2% year over year.
●	Active buyers[1] as of December 31, 2022 grew to 4.3 million, compared to 4.2 million as of December 31, 2021, an increase of 1% year over year.
●	Spend per buyer[1] as of December 31, 2022 reached $262, compared to $242 as of December 31, 2021, an increase of 8% year over year.
●	Take rate[1] for the period ended December 31, 2022 was 30.2%, up from 29.2% for the period ended December 31, 2021, an increase of 100 basis points year over year.
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GAAP gross margin in the fourth quarter of 2022 was 81.0%, an increase of 10 basis points from 80.9% in the fourth quarter of 2021. Non-GAAP gross margin[1] in the fourth quarter of 2022 was 83.1%, a decrease of 30 basis points from 83.4% in the fourthquarter of 2021.

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GAAP net loss in the fourth quarter of 2022 was ($1.3) million, or ($0.03) basic and diluted net loss per share, compared to ($19.5) million, or ($0.53) basic and diluted net loss per share, in the fourth quarter of 2021. Non-GAAP net income[1] in the fourth quarter of 2022 was $10.7 million, or $0.29 basic non-GAAP net income per share[1] and $0.26 diluted non-GAAP net income per share[1], compared to $0.25 basic non-GAAP net income per share[1] and $0.22 diluted non-GAAP net income per share[1], in the fourth quarter of 2021.

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Adjusted EBITDA[1] in the fourth quarter of 2022 was $9.4 million, compared to $8.9 million in the fourth quarter of 2021. Adjusted EBITDA margin[1] was 11.3% in the fourth quarter of 2022, compared to 11.1% in the fourth quarter of 2021.

Full Year 2022 Financial Highlights

●	Revenue in 2022 was $337.4 million, an increase of 13.3% year over year.
●	GAAP gross margin in 2022 was 80.5%, a decrease of 210 basis points from 82.6% in 2021. Non-GAAP gross margin[1] in 2022 was 83.0%, a decrease of 110 basis points from 84.1% in 2021.

1 This is a non-GAAP financial measure or Key Performance Metric. See “Key Performance Metrics and Non-GAAP Financial Measures” and reconciliation tables at the end of this release for additional information regarding the non-GAAP metrics and Key Performance Metrics used in this release.

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GAAP net loss in 2022 was ($71.5) million, or ($1.94) net loss per share, compared to a net loss of ($65.0) million, or ($1.81) net loss per share, in 2021. Non-GAAP net income[1] in 2022 was $28.9 million, or $0.78 and $0.71 basic and diluted Non-GAAP net income per share[1], respectively, compared to a $24.5 million, or $0.68 and $0.60 basic and diluted Non-GAAP net income per share[1], in 2021.

●	Adjusted EBITDA[1] in 2022 was $24.4 million, compared to $22.9 million in 2021. Adjusted EBITDA margin[1] was 7.2% in 2022, a decrease of 50 basis points from 7.7% in 2021.

Financial Outlook

Below we provide our management guidance for the first quarter and full year of 2023, based on recent trends on our marketplace. Our revenue guidance reflects the challenging macro environment where SMBs are more cautious towards spending and investments.

For revenue, we expect Q1’23 to be the most challenging quarter in terms of year over year growth rate, due to the comparison to Q1’22 when growth was minimally impacted by macro headwinds. We expect year over year revenue growth rates to increase over the course of 2023 and we expect to exit 2023 with double digit revenue growth rate at midpoint.

For Adjusted EBITDA1, we expect to build upon the progress we made in 2022 and continue to focus on cost discipline and operational efficiency. While macro conditions remain highly uncertain and volatile, by controlling what we could and dynamically adjusting our cost structure, we are committed to deliver meaningful expansion to our Adjusted EBITDA margin1 this year regardless of market conditions.

	Q1 2023	FY 2023
Revenue	$86.5 - $88.5 million	$350.0 - $365.0 million
y/y growth	0% - 2% y/y growth	4% - 8% y/y growth
Adjusted EBITDA(1)	$9.0 - $10.5 million	$45.0 - $55.0 million

Conference Call and Webcast Details

Fiverr’s management will host a conference call to discuss its financial results on Wednesday, February 22, 2023, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. Investors and analysts can participate in the conference call by dialing +1 (844) 200-6205, or +1 (929) 526-1599 for callers outside the United States, and enter the passcode, 431650.

About Fiverr

Fiverr’s mission is to revolutionize how the world works together. We exist to democratize access to talent and to provide talent with access to opportunities so anyone can grow their business, brand, or dreams. From small businesses to Fortune 500, over 4 million customers worldwide worked with freelance talent on Fiverr in the past year, ensuring their workforces remain flexible, adaptive, and agile. With Fiverr’s Talent Cloud, companies can easily scale their teams from a talent pool of skilled professionals from over 160 countries across more than 600 categories, ranging from programming to 3D design, digital marketing to content creation, from video animation to architecture.

Don’t get left behind - come be a part of the future of work by visiting fiverr.com, read our blog, and follow us on Twitter, Instagram, and Facebook.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Siobhan Aalders
press@fiverr.com

CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	December 31,
	2022	2021
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$86,752	$71,151
Restricted cash	1,137	2,919
Marketable securities	241,293	118,150
User funds	143,020	127,713
Bank deposits	134,000	134,000
Other receivables	19,019	14,285
Total current assets	625,221	468,218

Marketable securities	189,839	317,524
Property and equipment, net	5,660	6,555
Operating lease right of use asset, net	9,077	11,727
Intangible assets, net	14,770	49,221
Goodwill	77,270	77,270
Other non-current assets	1,965	1,055
Total assets	$923,802	$931,570

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$8,630	$8,699
User accounts	133,032	118,616
Deferred revenue	11,353	12,145
Other account payables and accrued expenses	41,328	44,260
Operating lease liabilities, net	2,755	3,055
Current maturities of long-term loan	-	2,269
Total current liabilities	197,098	189,044

Long-term liabilities:
Convertible notes	452,764	372,076
Operating lease liabilities	6,649	10,483
Long-term loan and other non-current liabilities	1,559	13,099
Total long-term liabilities	460,972	395,658
Total liabilities	$658,070	$584,702

Shareholders' equity:
Share capital and additional paid-in capital	565,834	585,548
Accumulated deficit	(288,039)	(237,585)
Accumulated other comprehensive income (loss)	(12,063)	(1,095)
Total shareholders' equity	265,732	346,868
Total liabilities and shareholders' equity	$923,802	$931,570

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)	(Audited)
Revenue	$83,130	$79,755	$337,366	$297,662
Cost of revenue	15,814	15,213	65,948	51,723
Gross profit	67,316	64,542	271,418	245,939

Operating expenses:
Research and development	21,328	21,829	92,563	79,298
Sales and marketing	40,448	40,244	174,599	159,365
General and administrative	7,762	16,345	51,161	52,616
Impairment of intangible assets	-	-	27,629	-
Total operating expenses	69,538	78,418	345,952	291,279
Operating loss	(2,222)	(13,876)	(74,534)	(45,340)
Financial income (expenses), net	1,391	(5,636)	3,624	(19,513)
Loss before income taxes	(831)	(19,512)	(70,910)	(64,853)
Income taxes	(468)	(8)	(577)	(159)
Net loss attributable to ordinary shareholders	$(1,299)	$(19,520)	$(71,487)	$(65,012)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.03)	$(0.53)	$(1.94)	$(1.81)
Basic and diluted weighted average ordinary shares	37,411,657	36,666,637	36,856,140	35,955,014

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)	(Audited)
Operating Activities
Net loss	$(1,299)	$(19,520)	$(71,487)	$(65,012)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,995	2,772	10,185	6,876
Loss from disposal of property and equipment	(5)	19	(26)	(13)
Amortization of premium and discount of marketable securities, net	1,333	2,287	6,385	7,903
Amortization of discount and issuance costs of convertible notes	633	5,112	2,527	20,029
Shared-based compensation	17,026	16,646	71,755	55,407
Net loss (Gain) from exchange rate fluctuations	(152)	(86)	31	242
Impairment of intangible assets	-	-	27,629	-
Changes in assets and liabilities:
User funds	2,277	(967)	(15,307)	(29,729)
Operating lease ROU assets and liabilities, net	62	424	(1,485)	253
Other receivables	(10)	(3,909)	(4,847)	(6,240)
Trade payables	2,771	4,052	(113)	4,667
Deferred revenue	(263)	990	(792)	4,123
User accounts	(1,933)	445	14,416	26,589
Account payable, accrued expenses and other non-current liabilities	(5,368)	600	3,994	1,678
Revaluation of contingent consideration	(7,462)	(620)	(12,249)	11,771
Payment of contingent consideration	-	-	(504)	(507)
Net cash provided by operating activities	9,605	8,245	30,112	38,037

Investing Activities
Investment in marketable securities	(51,694)	(46,512)	(141,701)	(282,450)
Proceeds from sale of marketable securities	13,180	49,437	130,701	193,757
Bank and restricted deposits	(37,863)	2,885	-	(41,115)
Acquisition of business, net of cash acquired	-	(87,796)	-	(97,084)
Acquisition of intangible asset	-	-	(175)	-
Purchase of property and equipment	(87)	(330)	(1,198)	(1,684)
Capitalization of internal-use software and other	19	(322)	(1,000)	(894)
Other non-current assets	(73)	-	(1,251)	-
Net cash used in investing activities	(76,518)	(82,638)	(14,624)	(229,470)

Financing Activities
Payment of convertible notes deferred issuance costs	-	-	-	(34)
Deferred issuance cost	-	381	-	-
Payment of contingent consideration	-	-	(1,105)	(1,105)
Proceeds from exercise of share options	1,457	1,028	3,765	8,294
Tax withholding in connection with employees' options exercises and vested RSUs	258	1,374	(2,028)	(8,987)
Repayment of long-term loan	-	(149)	(2,269)	(565)
Net cash provided by (used in) financing activities	1,715	2,634	(1,637)	(2,397)

Effect of exchange rate fluctuations on cash and cash equivalents	151	188	(32)	(130)

Increase (decrease) in cash, cash equivalents and restricted cash	(65,047)	(71,571)	13,819	(193,960)
Cash, cash equivalents and restricted cash at the beginning of period	152,936	145,641	74,070	268,030
Cash, cash equivalents and restricted cash at the end of period	$87,889	$74,070	$87,889	$74,070

KEY PERFORMANCE METRICS

	Twelve Months Ended December 31,
	2022	2021

Annual active buyers (in thousands)	4,275	4,217
Annual spend per buyer ($)	$262	$242

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(in thousands, except gross margin data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
GAAP gross profit	$67,316	$64,542	$271,418	$245,939
Add:
Share-based compensation and other	565	447	2,520	1,436
Depreciation and amortization	1,170	1,548	6,065	2,879
Non-GAAP gross profit	$69,051	$66,537	$280,003	$250,254
Non-GAAP gross margin	83.1%	83.4%	83.0%	84.1%

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME AND NET INCOME PER SHARE
(in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
GAAP net loss attributable to ordinary shareholders	$(1,299)	$(19,520)	$(71,487)	$(65,012)
Add:
Depreciation and amortization	$1,995	$2,772	$10,185	$6,876
Share-based compensation	17,026	16,646	71,755	55,407
Impairment of intangible assets	-	-	27,629	-
Contingent consideration revaluation, acquisition related costs and other	(7,403)	3,338	(10,613)	5,914
Convertible notes amortization of discount and issuance costs	633	5,112	2,527	20,029
Exchange rate (gain)/loss, net	(209)	896	(1,141)	1,273
Non-GAAP net income	$10,743	$9,244	$28,855	$24,487
Weighted average number of ordinary shares - basic	37,411,657	36,666,637	36,856,140	35,955,014
Non-GAAP basic net income per share attributable to ordinary shareholders	$0.29	$0.25	$0.78	$0.68

Weighted average number of ordinary shares - diluted	40,783,489	41,231,973	40,662,057	40,883,007
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.26	$0.22	$0.71	$0.60

RECONCILIATION OF GAAP NET INCOME (LOSS) TO ADJUSTED EBITDA
(in thousands, except adjusted EBITDA margin data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
GAAP net loss	$(1,299)	$(19,520)	$(71,487)	$(65,012)
Add:
Financial (income) expenses, net	$(1,391)	$5,636	$(3,624)	$19,513
Income taxes	468	8	577	159
Depreciation and amortization	1,995	2,772	10,185	6,876
Share-based compensation	17,026	16,646	71,755	55,407
Impairment of intangible assets	-	-	27,629	-
Contingent consideration revaluation, acquisition related costs and other	(7,403)	3,338	(10,613)	5,914
Adjusted EBITDA	$9,396	$8,880	$24,422	$22,857
Adjusted EBITDA margin	11.3%	11.1%	7.2%	7.7%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
GAAP research and development	$21,328	21,829	$92,563	79,298
Less:
Share-based compensation	5,291	5,750	23,828	20,008
Depreciation and amortization	198	204	801	786
Non-GAAP research and development	$15,839	$15,875	$67,934	$58,504

GAAP sales and marketing	$40,448	$40,244	$174,599	$159,365
Less:
Share-based compensation	4,040	4,296	17,196	14,106
Depreciation and amortization	495	957	2,889	2,977
Contingent consideration revaluation, acquisition related costs and other	(24)	402	(24)	1,499
Non-GAAP sales and marketing	$35,937	$34,589	$154,538	$140,783

GAAP general and administrative	$7,762	$16,345	$51,161	$52,616
Less:
Share-based compensation	7,130	6,153	28,211	19,857
Depreciation and amortization	132	63	430	234
Contingent consideration revaluation, acquisition related costs and other	(7,379)	2,936	(10,589)	4,415
Non-GAAP general and administrative	$7,879	$7,193	$33,109	$28,110

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, active buyers, spend per buyer and take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define GMV or Gross Merchandise Value as the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds. Active buyers on any given date is defined as buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use these metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and capital expenditures and to evaluate our capacity to expand our business.

Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, active buyers, spend per buyer and take rate should not be considered in isolation, as an alternative to, or superior to net loss, revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin guidance for the first quarter of 2023, the fiscal year ending December 31, 2023, and long term to net loss, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA and Adjusted EBITDA margin cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, impairment of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the first quarter of 2023, the fiscal year ending December 31, 2023, our long term Adjusted EBITDA margin goals, our expected future Adjusted EBITDA margin, our business plans and strategy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to successfully implement our business plan within adverse economic conditions that may impact the demand for our services or have a material adverse impact on our business, financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to achieve profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our dependence on traffic to our website; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our operations within a competitive market; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to data privacy, data protection and cybersecurity; our ability to manage our current and potential future growth; our dependence on decisions and developments in the mobile device industry, over which we do not have control; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States and our ability to manage the business and economic risks of international expansion and operations; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to attract, recruit, retain and develop qualified employees; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 17, 2022, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.